SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of      November 7, 2002

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

210, 1167 Kensington Crescent NW, Calgary Alberta T2N 1X7

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F     [  X  ]    Form 40-F   [     ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes     [   ]    No   [    ]

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

November 5, 2002

VIA FACSIMILE –1-416-947-4547

Ms. Glenda Barbour
The Toronto Stock Exchange
The Exchange Tower, 3rd Floor
130 King Street West, P.O. Box 450
Toronto, Ontario M5X 1J2

Dear Ms. Barbour,

RE:	Oncolytics Biotech Inc. Grant of Stock Options

We advise that upon approval of the Board of Directors of Oncolytics Biotech Inc. (the “Corporation”), options to purchase 50,000 common shares of the Corporation were granted, subject to regulatory approval, in accordance with the stock option plan of the Corporation. The exercise price of the options is $1.79 per common share, the closing price of the common shares on Monday, November 4, 2002 on the TSX. We will follow up in our monthly report, an outline of the grant activity.

Please accept this letter as notice of the grant of stock options.

If you require anything further, please do not hesitate to contact myself at 403-670-7374. I look forward to your letter of approval.

Sincerely,

D. A. (Doug) Ball, C.A.
Chief Financial Officer

CC: Mr. T. Whiteley (Bennett Jones LLP)